Exhibit 8.1

LIST OF SUBSIDIARIES

Banco de Chile

1.             Banchile Administradora General de Fondos S.A.

2.             Banchile Corredores de Seguros Limitada.

3.             Banchile Corredores de Bolsa S.A.

4.             Banchile Asesoría Financiera S.A.

5.             Banchile Securitizadora S.A.(1)

6.             Socofin S.A.

The jurisdiction of incorporation of the subsidiaries listed above is the Republic of Chile.

(1) On February 4, 2021, Banchile Securitizadora S.A.’s extraordinary shareholders meeting agreed its voluntary and anticipated dissolution. This dissolution is subject to the approval of the CMF, which is pending as of the date of this annual report.